EuroZinc Mining Corporation

Three months and six months ended June 30, 2006

Management’s Discussion and Analysis

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis (“MD&A”) of EuroZinc Mining Corporation (“EuroZinc” or the “Company”) has been prepared as of August 9, 2006 and is intended to supplement and complement the accompanying unaudited consolidated financial statements and notes for the three months and six months ended June  30, 2006.  Please also refer to the cautionary statement of forward-looking information at the end of the MD&A.   Additional information relating to the Company is available on the SEDAR website at www.sedar.com.  All the financial information in this MD&A is in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and all dollar amounts in the tables, including comparatives, are expressed in thousands of US dollars, unless otherwise noted.

OVERVIEW

EuroZinc is a Canadian based mining company that owns and operates the Neves-Corvo copper zinc mine and has commenced development of the Aljustrel zinc/lead/silver mine.  Both of these mines are located in southern Portugal and are within 40 kilometres of each other.  The Neves-Corvo and Aljustrel mines consist of poly-metallic deposits containing, among other metals, copper, tin, zinc, lead, silver and indium.  Neves-Corvo has been a significant copper concentrate producer since 1989 and added zinc concentrate as of July 3, 2006.  The Company commenced development of its Aljustrel zinc lead silver mine in the second quarter 2006 and expects it to be in production by mid 2007.

HIGHLIGHTS FOR THE SECOND QUARTER 2006

•

Net earnings of $71.6 million or $0.13 (C$0.14) per share;

•

Cash flow from operating activities before changes in non-cash working capital items of $83.1 million or $0.15 (C$0.17) per share (see Non-GAAP measure reconciliation);

•

Cash and cash equivalents increased by $43.1 million to $97.3 million;

•

Working capital increased by $70.8 million to $128.8 million;

•

Development of the Aljustrel mine commenced and debt financing and government incentives arranged;

•

Zinc production commenced at Neves-Corvo on July 3, 2006; and

•

The Company assembled the largest exploration package in the history of the Iberian Pyrite Belt with the granting of four new exploration concessions.

FINANCIAL HIGHLIGHTS

During 2006 the stronger copper prices generated record net earnings, revenues and cash flows for the second quarter and the first six months:

Net earnings increased 339% for the three months ended June 30, 2006 to $71.6 million, $0.13 (C$0.14) per share, over net earnings of $16.3 million, $0.03 (C$0.04) per share for the same period in 2005. Net earnings for the first six months of 2006 were $89.1 million, $0.16 (C$0.18) per share compared with $35.2 million, $0.07 (C$0.08) per share in 2005, a 153% increase. Net earnings included realized and unrealized (non-cash) losses on derivative instruments of $38.6 million for the second quarter and $69.6 million for the first six months of 2006 compared with $6.8 million and $13.0 million for the same periods in 2005.

Revenues were $168.5 million for the three months ended June 30, 2006 compared with $65.0 million for the same period in 2005, and for the first six months ended June 30, 2006 revenues were $257.4 million compared with $133.7 million in 2005.

The Company generated cash flow from operating activities before changes in non-cash working capital items of $83.1 million and $123.8 million in the three and six months ended June 30, 2006, respectively, compared with $23.8 million and $51.5 million for the same periods in 2005 (see Non-GAAP measure reconciliation).  EuroZinc’s cash position increased to $97.3 million at June 30, 2006, an increase of $43.1 million from March 31, 2006 and an increase of $69.7 million from December 31, 2005.

SUMMARY OF SELECTED OPERATING AND FINANCIAL DATA

The following table summarizes financial and operating data prepared in accordance with Canadian GAAP, except for the cash cost information, and is denominated in US dollars, unless otherwise noted.

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
Operating Data
Mined (000's tonnes)	492	495	983	1,021
Milled (000's tonnes)	492	501	1,010	1,011
Average head grade (%)	5.05%	5.37%	4.60%	5.06%
Average plant recovery (%)	88.9%	89.4%	89.1%	88.2%
Concentrate produced (000's tonnes)	90	98	168	185
Copper contained in concentrate (000's tonnes)	22	24	41	45
Copper concentrate grade (%)	24.66%	24.38%	24.64%	24.40%
Copper sold (000's of pounds)	46,146	49,860	84,884	104,150
Copper sold (000's of tonnes)	21	23	39	47

Financial Data
LME average copper price ($/lb)	$ 3.30	$ 1.54	$ 2.76	$ 1.51
Realized copper price per pound sold ($/lb) (1)	$ 3.91	$ 1.54	$ 3.29	$ 1.53
Cash cost per pound of copper sold (2)	$ 0.83	$ 0.73	$ 0.84	$ 0.75
US$/Euro exchange rate (period average) (4)	$ 1.2593	$ 1.2598	$ 1.2299	$ 1.2853
Cash cost per tonne milled	€ 38.80	€ 34.70	€ 37.50	€ 34.10
Revenue (millions) (3)	$ 168.5	$ 65.0	$ 257.4	$ 133.7
Net earnings for the period (millions)	$ 71.6	$ 16.3	$ 89.1	$ 35.2

Earnings per share - Basic & Diluted
- C$	$ 0.14	$ 0.04	$ 0.18	$ 0.08
- US$	$ 0.13	$ 0.03	$ 0.16	$ 0.07

Cash flow per share before changes in non-cash working capital items
- Basic (C$)	$ 0.17	$ 0.06	$ 0.25	$ 0.12
- Basic (US$)	$ 0.15	$ 0.05	$ 0.22	$ 0.10

(1) Before smelter treatment and refining charges and after quotation period adjustments
(2) See Non-GAAP measure reconciliation
(3) Net of smelter treatment and refining charges
(4) Period end US$/Euro exchange rates: June 30, 2006 - 1.2779; December 31, 2005 - 1.1842

Revenue

Higher copper prices generated 159% more revenue in the second quarter ended June 30, 2006, $168.5 million compared with $65.0 million in the second quarter of 2005, despite 7% fewer pounds of copper being sold. The Company realized a substantially higher average price of $3.91 per pound of copper sold, net of quotation period adjustment on 46.1 million pounds of copper sold compared with $1.54 on 49.9 million pounds sold in 2005.

For the first six months of 2006, revenue of $257.4 million was generated on the sale of 84.9 million pounds of copper compared with $133.7 million on 104.2 million pounds of copper in 2005, a 93% increase.  A significantly higher realized price of $3.29 per pound of copper sold, net of quotation period adjustments was realized compared with $1.53 per pound in 2005  resulted in higher revenue in the period despite the fewer pounds sold.

Fewer pounds of copper were sold in the second quarter of 2006 as compared with the same period in 2005 as 9% fewer tonnes of concentrate were produced of which 2% remained in inventory at June 30, 2006. As well, in 2005, 9% of sales were drawn from the 2004 concentrate inventory.

Cost of Sales

Cost of sales were higher in the second quarter of 2006 at $26.8 million as compared with $25.1 million in the second quarter of 2005, as higher costs related to labour, fuel and power more than offset the reduction in pounds of copper sold. For the six months ended June 30, 2006 cost of sales were lower than in the comparable period of 2005 at $49.5 million versus $53.8 million as fewer pounds were sold in 2006, which were only partially offset by higher costs related to labour, fuel and power.

On a unit basis, cost of sales for 2006 was $0.83 and $0.84 per pound of copper for the second quarter and the first six months, compared to $0.73 and $0.75 per pound in 2005. The higher per pound cost of sales in 2006 resulted from a combination of fewer payable pounds of copper being produced, and higher operating costs in labour, fuel and power (see non GAAP reconciliation).

Production Statistics Neves-Corvo

Total tonnes milled for the second quarter and first six months of 2006 were 492,000 tonnes and 1,010,000 tonnes, respectively, compared with 501,000 and 1,011,000 tonnes for the same periods in 2005.  The average copper head grade was on plan for the second quarter and the first six months of 2006, at 5.05% and 4.60%, respectively, but lower than 2005 at 5.37% and 5.06%.  The planned head grades for 2006 were lower than 2005 as higher metal prices supported mining and processing employing a lower cut off grade in mine planning.

The operating cost per tonne of ore milled was €38.80 for the second quarter of 2006 and €37.50 for the first six months were higher by 12% over the €34.70 in the second quarter of 2005 and 10% higher than the €34.10 for the first half of 2005.  The increase was due primarily to increased labour, power and fuel costs spread over slightly fewer tonnes milled.

Copper recovery and the concentrate grade were 88.9% and 24.66% in the second quarter compared to 89.4% and 88.2% for the same period in 2005.  For the six months of 2006, copper recovery and concentrate grade were 1% better at 89.1% and 24.64% over the same period in 2005.

ROYALTIES

Royalties were significantly higher in the second quarter and first six months of 2006 at $6.8 million and $9.7 million, respectively, as compared with $1.8 million and $3.3 million in the same periods of 2005. The royalty is calculated on a “net profits” basis and thus the increase was directly attributable to higher net earnings at the Neves-Corvo mine.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses were $6.9 million and $13.3 million in the second quarter and first six months of 2006, respectively, as compared with $6.8 million and $10.4 million for the comparable periods in 2005.  The higher depreciation and amortization expense for the six months was due mainly to a third quarter 2005 revision to the Neves-Corvo life of mine plan.

GENERAL AND ADMINISTRATION

General and administration expenses were higher in the second quarter and first six months of 2006, at $2.9 million and $4.3 million, respectively, as compared with $1.8 million and $3.3 million in 2005 for the comparable periods, mainly due to an increase in non-cash stock-based compensation.

INTEREST AND OTHER

Interest and other income consist of interest and accretion expense on long term debt, amortization of deferred financing costs, foreign exchange gains and losses, net of interest and other income.  Interest and other were $3.1 million and $5.6 million in the second quarter and the first six months of 2006, respectively, as compared to $1.4 million and $3.2 million for the comparable periods in 2005.

Foreign exchange loss was $4.9 million and $6.5 million for the second quarter and the first six months in 2006, respectively, as compared to a $1.1 million gain and $2.8 million gain for the same periods in 2005.  The loss in 2006 was due primarily to a stronger Euro currency, which increased from $1.1842/€1.00 at the beginning of the year to $1.2779/€1.00 at the end of the second quarter on US dollar denominated working capital amounts.

Interest and accretion on long-term debt was $0.8 million and $1.6 million for the second quarter and the first six months in 2006, respectively, as compared to a $2.2 million and $4.4 million for the same periods in 2005.  The decrease in interest expense was due to the retirement of bank loans that existed in the first half of 2005.

Amortization of deferred financing costs was $0.3 million and $0.5 million for the second quarter and the first six months in 2006, respectively, as compared to a $2.0 million and $3.8 million for the same periods in 2005.  The decrease in 2006 was due to the retirement of bank loans, which resulted in the expensing of the related financing costs in 2005.

Interest and other income, net of other expenses, were $2.9 million and $3.0 million for the second quarter and the first six months in 2006, respectively, as compared to a $1.8 million and $2.1 million for the same periods in 2005.  The increase in the second quarter of 2006 was due primarily to a gain on the settlement of foreign exchange contracts.

GAIN ON SETTLEMENT OF PRODUCTION LIABILITIES

During the second quarter of 2006, the Company realized a gain of $8.5 million on a settlement of production liabilities. This was the result of a renegotiation of the Aljustrel production liabilities of $17.8 million (€13.9 million) and contingent obligation of $28.2 million (€22.0 million) that were assumed on the acquisition of Aljustrel mine in 2001.  The settlement agreement was executed on May 14, 2006 for a total of $4.4 million (€3.5 million) with half the amount paid on closing and the balance due on November 14, 2008.

DERIVATIVE INSTRUMENTS

Higher metal prices resulted in a realized loss on derivative instruments of $32.2 million for the second quarter of 2006 compared with $6.2 million for the second quarter of 2005, and a loss of $44.9 million for the six months ended June 30, 2006 compared with an $11.5 million loss in the comparable period in 2005. A total of 8,250 tonnes of $1.62 per pound copper forward sales were closed during the second quarter of 2006 and 18,750 tonnes of $1.62 per pound copper forward sales were closed over the first six months of 2006. In the second quarter the Company sold forward an additional 8,400 tonnes of copper for 2007 at an average price of $3.00 per pound.

The higher metal prices also required the Company to record an unrealized loss on outstanding derivatives positions of $6.4 million for the second quarter of 2006 as compared with $0.7 million in the same period in 2005 and $24.7 million in the first six months of 2006 as compared with $1.5 million in the same period in 2005. These amounts are non cash and reflect the change in mark-to-market settlement value of the hedge positions outstanding at the end of each period.

Outstanding derivative positions at June 30, 2006 are summarized as follows:

Derivative Positions	2006	2007	Total

Copper
Puts acquired in 2005 (tonnes)	12,000	-	12,000
Average price (US$/Ib)	$ 1.36	-	$ 1.36

Puts acquired in 2004 (tonnes)	33,804	52,704	86,508
Average price (US$/Ib)	$ 0.86	$ 0.86	$ 0.86

Forward sales (tonnes)	12,000	8,400	20,400
Average price (US$/Ib)	$ 1.58	$ 3.00	$ 2.16

US Currency
Forward sales	$ 88,500	$ 8,000	$ 96,500
Average US dollar/EUR	1.2121	1.2734	1.2172

INCOME TAXES

Current income tax expense for the second quarter of 2006 was $19.3 million compared with $5.2 million in 2005. For the first six months of 2006 current income tax expense was $27.4 million as compared with $9.8 million in the comparable period in 2005. These increases were due primarily to the much strong copper price in 2006 that generated higher taxable earnings from the Neves-Corvo mine.

In the first six months of 2006 the Company recorded a net future income tax recovery of $5.4 million relating to unrealized loss on derivative instruments in 2006. This compares to a future income tax expense of $1.5 million in the same period of 2005.

SUMMARY OF QUARTERLY RESULTS

	2006		2005				2004
Quarterly Results	Q2	Q1	Q4	* Q3	* Q2	* Q1	* Q4	Q3
				(restated)	(restated)	(restated)	(restated)
Revenues ($ millions) **	$168.5	$ 88.9	$ 97.5	$ 83.7	$ 65.0	$ 68.7	$ 57.1	$ 60.6
Operating profit ($ millions) **	$127.3	$ 56.2	$ 64.1	$ 46.9	$ 30.3	$ 34.3	$ 30.2	$ 25.9
Realized hedging costs ($ millions)	$ (32.2)	$ (12.7)	$ (12.5)	$ (8.5)	$ (6.2)	$ (5.3)	$ (2.6)	$ -
Net earnings ($ millions)	$ 71.6	$ 17.4	$ 27.8	$ 25.3	$ 16.3	$ 19.0	$ 3.2	$ 11.3
Earnings per share	$ 0.13	$ 0.03	$ 0.05	$ 0.05	$ 0.03	$ 0.04	$ 0.01	$ 0.02
Average LME price per pound of copper	$ 3.30	$ 2.24	$ 1.90	$ 1.71	$ 1.54	$ 1.48	$ 1.38	$ 1.29
Copper pounds sold (millions)	46.1	38.7	48.1	51.5	49.9	54.2	42.8	43.5
Weighted average number of common shares outstanding (millions)	555.9	543.3	534.4	532.6	520.5	505.0	477.8	470.1

Note:

*

Restated and re-filed as a result of a change in the taxation rate in Portugal.

**

Revised for the first three quarters of 2005 and Q4 2004 to exclude realized losses on derivative instruments, which were previously netted against revenues.

The variability in operating profit in the last eight quarters results from the volatility of the realized copper price, changes in smelter charges and the number of pounds of copper sold during each reporting period.  Additionally, the net earnings can vary quarter to quarter due to gains or losses on the fair valuation of derivative instruments.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as at June 30, 2006 were $97.3 million, an increase of $43.1 million from March 31, 2006 and $69.7 million from December 31, 2005.

Working capital at June 30, 2006 was $128.8 million, a $104.5 million increase from the beginning of the 2006.  The increase in working capital was a direct result of the significantly higher copper price realized to date in 2006. The largest increases in the working capital items were cash and cash equivalents of $69.7 million and restricted investments of $41.4 million.

Cash flow from operating activities was $95.4 million for the second quarter of 2006 and $126.4 million for the first six months in 2006, as compared with $34.2 million and $54.1 million in the same periods of 2005. The higher 2006 operating cash flow reflects the significantly higher realized copper price compared with 2005.

Investing activities for the second quarter and the first six months of 2006 used $55.6 million and $61.8 million, respectively, as compared with $9.5 million and $40.5 million used in the same periods of 2005. The investing activities in 2006 comprise $18.4 million spent on capital expenditures in Portugal. Reclamation funding increased by $1.9 million as the Company continues to voluntarily fund future reclamation obligations at Neves-Corvo. As well, the Company invested $41.5 million in restricted investments to satisfy margin requirements with a hedging counter party. These funds will be returned as the outstanding hedge positions mature over the next six months of 2006.

Financing activities generated $0.7 million and $1.8 million during the second quarter and the first six months of 2006 respectively, as compared with the use of funds of $41.6 million and $15.4 million in the same periods of 2005, when the Company was aggressively repaying debt.

At the current metal prices and exchange rates the Company expects that cash flow from operations will be sufficient to support the Company’s operating and sustaining capital plans on an ongoing basis.  In addition, the Company has an un-drawn €40 million commercial paper facility available until March 31, 2008 and has arranged a $35.0 million debt facility for use as part of the financing for the reopening of the Aljustrel mine.

Shareholders’ equity as at June 30, 2006 was $356.6 million compared with $231.0 million at the beginning of the year. This $125.6 million increase resulted from net earnings for the period of $89.1 million; the issuance of 22.2 million common shares for proceeds of $12.2 million, on the exercise of stock options and share purchase warrants; stock based compensation of $1.4 million; and an increase in currency translation adjustment of $22.9 million due to the decline of the US dollar against the Euro.

OUTSTANDING SHARE DATA

As at August 9, 2006, there were 560,849,510 common shares outstanding.  There were director and employee stock options outstanding of 13,743,338 with an average exercise price of Cdn$1.19 per share. No share purchase warrants were outstanding.

RELATED PARTY TRANSACTIONS

In 2006 the Company paid, on behalf of a significant shareholder, $0.3 million of reimbursable expenses relating to the Company’s secondary offering.

OUTLOOK

The operating base and future growth of EuroZinc will continue to be in the production of base metals, as the Company believes the long term prospects for both copper and zinc are strong. The Company will focus its efforts on growth in these sectors of the mining business while keeping a diligent eye on the existing operation and projects. Building value for the Company’s shareholders can be achieved by capitalizing on internal opportunities as well as those outside EuroZinc’s immediate sphere of influence.

The Company commenced the redevelopment at Aljustrel in the second quarter of 2006 with production expected by mid-2007.  The key parameters of the Aljustrel project are as follows:

• Capital cost:	$ 88.3 million
• Average operating cost:	€24.84 per tonne
• Cash cost of payable zinc:	US$ 0.46 per lb. net of by-product credits
• Annual average production:	176 million lbs. of zinc, 40 million lbs. of lead and 1.2 million oz. of silver per year
• Minimum mine life:	10 years

The estimated capital cost of $88.3 million will be financed through a combination of debt, government incentives and cash on hand. The Company has arranged a debt facility of $35.0 million with a European bank and can access €18.3 million ($23.4 million) of European Union (“EU”) incentives of interest free loans and grants.  As part of the bank debt facility, the Company is required to hedge a portion of the Aljustrel production as follows - 50% of the planned zinc production and 75% of the planned lead production for the period July 2007 to December 2008 and 45% of the planned silver production for the period July 2007 to June 2011. To date, the Company has hedged approximately 10% of the required zinc at an average price of $1.23 per pound, 5% of the required lead at an average price of $0.50 per pound and 20% of the required silver at an average price of $11.65 per ounce.

Zinc production has started at the Neves-Corvo mine in early July. Underground mining operations in the zinc zone were initiated earlier in the year, and stockpiles of ore for mill feed were accumulated both underground and on surface in anticipation of the plant startup and as the production levels of zinc ore were ramped up.  The zinc plant, retrofitted from the original tin plant, is planned to process zinc ore at an annual rate of 350,000 tonnes, which equates to approximately 55 million pounds (25,000 tonnes) of contained zinc metal in concentrate. On this basis EuroZinc expects to produce approximately 27 million pounds (12,500 tonnes) of zinc metal in 2006. Neves-Corvo thus becomes the only zinc producer in the Iberian Peninsula at the present time.

As well, EuroZinc expects to complete in 2006 a study, which was initiated in 2005, to determine the cost benefits associated with increasing the throughput capacity of zinc ore. Management also continues to pursue an optimum mine plan for the deposits at Neves-Corvo, as well as seeking more cost efficient methods to exploit the deposits.  Both of these efforts are categorized as work in progress and are pursued constantly as the variables to the economics of the operations change.

At Neves-Corvo, the Company is on plan to produce 195 million pounds of contained copper in 2006, which is consistent with the Company’s Life of Mine plan. Ore processing is targeted at 2.0 million tonnes of copper ore and 150,000 tonnes of zinc ore during 2006.

In the second quarter of 2006, four new exploration concessions were granted to EuroZinc and along with the Malhadinha concession granted in the fourth quarter of 2005, cover an area of 2,683 square kilometers and represent the largest single exploration holding by a company in Portugal. To date, exploration efforts have focused on the Malhadinha concession, however once the large geological and geophysical database is compiled and anomalies prioritized, surface drilling will systematically test these targets.

Despite delays experienced by the late granting of the concessions and by low drilling productivity, the Company expects its 46,000 meter drilling program to be on schedule by year end with the addition of two drill rigs to compliment the three existing surface rigs. The mine-site program has been successful in adding new copper and zinc resources while increasing the grade and confidence level of these resources, and demonstrates the potential to identify new resources at the Neves-Corvo mine, where some of the ore bodies have seen only wide spaced drilling to date.

NON-GAAP MEASURE RECONCILIATION

Non-GAAP measure reconciliation of cash cost per pound of copper sold to Consolidated Financial Statements

The Company has included the cash cost per pound of copper sold in the table below.  The Company understands that certain investors use this information to assess the Company’s performance. The inclusion of the cash cost per pound statistics enables investors to better understand quarter-over-quarter changes in production costs, which in turn affect profitability and the ability to generate operating cash flow. The cash operating cost is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP.

	Three months ended		Six months ended
	June 30,		June 30,
($ millions)	2006	2005	2006	2005
Cost of sales per Consolidated Statement of Operations	26.8	25.1	49.5	53.8
Adjustments
Smelter and other charges	13.4	13.7	24.6	27.5
By-product credits	(1.7)	(2.2)	(2.6)	(3.2)
Direct cash cost of sales (C1) *	38.5	36.6	71.5	78.1
Cash cost per pound sold	$ 0.83	$ 0.73	$ 0.84	$ 0.75
Pounds of copper sold (000's)	46,146	49,860	84,884	104,150

*Direct cash cost of sales (C1) per pound includes operating costs such as mining, processing, administration, smelter treatment refining, marketing, transportation and by-product credits.

Non-GAAP measure reconciliation of Cash Provided from Operating Activities (before changes in non-cash working capital items) to Consolidated Financial Statements

	Three months ended		Six months ended
	June 30,		June 30,
($ millions)	2006	2005	2006	2005

Cash flow from operating activities per Consolidated Statements of Cash Flows	95.4	34.2	126.3	54.1
Less:
Cash from changes in non-cash working capital	12.3	10.4	2.6	2.6

Cash flow from operating activities (before changes in non-cash working capital)	83.1	23.8	123.7	51.5

Cash provided from operating activities before changes in non-cash working capital items is furnished to provide additional information and is not a generally accepted accounting principles (GAAP) measure. This measure should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of cash provided from operating activities as determined under GAAP. This measure is intended to provide investors with information about cash generating capabilities of the Company’s operating activities on a cash basis in a given period; the Company uses this information for the same purpose. Mining operations are capital intensive, however this measure excludes financing activities, investing activities and changes in non-cash working capital. These items are discussed throughout the MD&A and the consolidated financial statements.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including  environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Portugal will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

OTHER INFORMATION

Additional information regarding the Company is included in the Company’s Annual Information Form (“AIF”) and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission (“SEC”), respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov.